Crossroads Liquidating Trust 10-K

Exhibit 4.1

Description of Trust Units

General

The following description of the Trust Units (defined below) in Crossroads Liquidating Trust (the “Trust”) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Liquidating Trust Agreement (the “Trust Agreement”), which is incorporated by reference as Exhibit 10.1 to the Annual Report on Form 10-K. We encourage you to read the Trust Agreement for additional information.

Overview and Listing

Beneficial interests in the Trust are represented by trust units (the “Trust Units”).  The Trust Units are not certificated, listed on any exchange or quoted on any quotation system.  The Liquidating Trust Agreement provides that neither the Trustees (defined in the Trust Agreement) nor anyone associated with the Liquidating Trust may take any action to facilitate or encourage any trading in the Trust Units. Holders of Trust Units have no title to, right to, possession of, management of, or control of, any of the Trust Assets (defined in the Trust Agreement), except the right to receive distributions of the net proceeds thereof as, when, and if made as determined by the Board of Trustees in their sole discretion.

Transfer Restrictions

Under the Trust Agreement, Trust Units are not transferable or assignable, except that the Trust Units may be assigned or transferred by will, intestate succession, or operation of law and as otherwise provided in the Trust Agreement. Further, the executor or administrator of the estate of a holder of Trust Units may mortgage, pledge, grant a security interest in, hypothecate or otherwise encumber the Trust Units held by the estate of such holder if necessary to borrow money to pay estate, succession or inheritance taxes or to pay the expenses of administering the estate upon written notice to and upon written consent of the Board of Trustees.

Voting Rights

Holders of the Trust Units have voting rights that differ from stockholders of companies governed by the Maryland General Corporation Law (“MGCL”). For example, (i) holders of more than two-thirds of the Trust Units must vote to remove a Trustee; (ii) holders of more than a majority of Trust Units are required to call a meeting of the Beneficiaries (defined in the Trust Agreement); (iii) there is no requirement to hold an annual meeting of the Beneficiaries; and (iv) holders of more than a majority of Trust Units are required to amend the Trust Agreement, subject to certain exceptions set forth in the Trust Agreement. With regards to other voting rights, holders of the Trust Units enjoy similar voting rights as stockholders of companies governed by the MGCL. For example, holders of Trust Units are entitled to one vote per Trust Unit, and holders of a majority of Trust Units must vote to appoint a successor Trustees. Trust Units do not have cumulative voting rights.

Dividend and Liquidation Rights

Holders of Trust Units may be entitled to interim distributions of proceeds from the disposal of the Trust Assets. Distributions will be made at such times as determined by the Board of Trustees in their sole discretion. Consideration of potential liquidating distributions will occur no less frequently than annually, and in any event within a reasonable period of time following the disposition of a Trust Asset. Beneficiaries are entitled to the proceeds received from the disposition in proportion to the number of Trust Units held by such Beneficiary on the record date of the distribution and otherwise as determined by the Board of Trustees in their sole discretion. Once all Trust Assets have been liquidated, the Board of Trustees shall distribute the proceeds received in such liquidation to the Beneficiaries in proportion to the number of Trust Units held by such Beneficiary on the record date of such the liquidation.

Other Rights

The Trust Units have no sinking fund or redemption provisions or preemptive, conversion or exchange rights.